Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2006

Carl Spana, Ph. D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedarbrook Drive
Cranbury, NJ 08512

> **Re:** **Palatin Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **File No. 1-15543**

Dear Dr. Spana:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We believe your disclosure regarding research and development projects could be improved. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii

Please provide us the following information in a disclosure-type format for each of your major research and development projects:

a) The costs incurred during each period presented and to date on the project;
b) The nature, timing and estimated costs of the efforts necessary to complete the project;
c) The anticipated completion dates;
d) The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e) The period in which material net cash inflows from significant projects are expected to commence.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information requested above is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 8. Financial Statements, page 28

Note 2: Summary of Significant Accounting Policies, page 35

Other Assets, page 36

2.   You disclose that you capitalized certain license payments related to PT-141. Please explain to us your basis for capitalizing costs for PT-141 prior to FDA approval. Please cite the authoritative literature you relied upon to support your accounting. In your response, please compare and contrast the capitalization of these costs versus your decision to expense NeutroSpec raw materials and finished goods prior to FDA approval.

Note 8: Commitments and Contingencies, page 40

3.   You disclose in the footnote to your contractual obligation table that your license agreements include royalty and other contingent payment obligations. Please tell us in a disclosure-type format the aggregate amount of contingent payment obligations under each material license agreement and the conditions under which you would be required to pay.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant